As filed with the Securities and Exchange Commission on June 17, 2016.

Registration No. 333-209648

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

(POST-EFFECTIVE AMENDMENT NO. 2

TO FORM S-4)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHIRE PLC

(Exact Name of Registrant as Specified in Its Charter)

Jersey (Channel Islands)	98-0601486
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5 Riverwalk,

Citywest Business Campus,

Dublin 24

Republic of Ireland

+353 1 429 7700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

William R. Mordan

General Counsel and Corporate Secretary

Shire plc

5 Riverwalk,

Citywest Business Campus,

Dublin 24

Republic of Ireland

+353 1 429 7700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Christopher Comeau Paul Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Martin Hattrell Slaughter and May One Bunhill Row London EC1Y 8YY +44 (0)20 7600 1200

Approximate date of commencement of proposed sale of the securities to the public: From time to time.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

All filing fees payable in connection with the securities on this Registration Statement were previously paid upon the filing of the Registration Statement on April 14, 2016.

EXPLANATORY NOTE

This Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-209648), which became effective on April 15, 2016 (the “Form S-4”) initially filed by Shire plc (“Shire,”  the “registrant,” “we” or “our”) hereby amends the Post-Effective Amendment No. 1 to the Form S-4 on Form S-3 (the “Form S-3”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 3, 2016, (i) updates the facing and cover pages of the Form S-3 and (ii) updates the section of the prospectus entitled “Information Incorporated by Reference.”

The Form S-3 contained an updated prospectus relating to the offer and sale of 16,205,890 ordinary shares of Shire, par value £0.05 per share (“Shire ordinary shares”) issuable upon the exercise of (i) options (“Shire options”) to acquire Shire ordinary shares or American depositary shares of Shire (“Shire ADSs”) and (ii) awards of restricted stock units (“Shire RSUs” and, together with the Shire options, the “Shire substitute awards”) payable in Shire ordinary shares or Shire ADSs. The Shire substitute awards were granted in substitution for (a) options (“Baxalta Option”) to purchase shares of Baxalta Incorporated (“Baxalta”) common stock, par value $0.01 per share (“Baxalta common stock”), (b) restricted stock units of Baxalta (“Baxalta RSUs”), and (c) performance stock units of Baxalta (“Baxalta PSUs”) previously granted under the Baxalta Incorporated 2015 Incentive Plan (the “Equity Plan”), pursuant to the Agreement and Plan of Merger, dated as of January 11, 2016 (the “Merger Agreement”), by and between Shire, Baxalta and BearTracks, Inc. (“Merger Sub”). These securities were initially registered by Shire on the Form S-4. The Form S-3 is being filed to convert 16,205,890 Shire ordinary shares covered by the Form S-4 to be covered by the Form S-3.

SHIRE PLC

16,205,890 Ordinary Shares of Shire plc Par Value £0.05 Per Share

Pursuant to the Merger Agreement, Merger Sub merged with and into Baxalta, with Baxalta as the surviving corporation and wholly-owned subsidiary of Shire (the “Merger”), on June 3, 2016.

At the effective time of the Merger, (i) each outstanding Baxalta option, other than Baxalta options granted to a non-employee director of Baxalta or Baxter International Inc. (“Baxter”), was canceled and exchanged for a Shire option, with generally the same terms and conditions (except as adjusted in accordance with the terms and conditions set forth in the Merger Agreement), (ii) each Baxalta option granted to a non-employee director of Baxalta or Baxter for which the per share merger consideration (as defined below) exceeded the per share exercise price of such Baxalta option was canceled and exchanged for an amount equal to the per share merger consideration the non-employee director would have received if he or she had exercised such Baxalta option in full on a cashless basis immediately prior to the closing of the Merger, and (iii) each Baxalta option granted to a non-employee director of Baxalta or Baxter for which the per share merger consideration did not exceed the per share exercise price of such stock option was canceled without any consideration being paid in respect thereof, in each case as set forth in the Merger Agreement.

In addition, at the effective time of the Merger (i) each outstanding Baxalta RSU, other than any Baxalta RSUs granted to a non-employee director of Baxalta or Baxter, was converted into a Shire RSU, with generally the same terms and conditions (except as adjusted in accordance with the terms and conditions set forth in the Merger Agreement), (ii) each outstanding Baxalta PSU was converted into a Shire RSU assuming that each of the performance goals with respect to such Baxalta PSU had been achieved at the greater of (x) 100% of the target level and (y) actual performance levels measured as of the effective time of the Merger and extrapolated through the end of the applicable performance period, with such Shire RSUs vesting solely based on the award holder’s continued employment or other engagement by Shire or its subsidiaries through the end of the applicable performance period or periods that applied to the award prior to its conversion and (iii) each Baxalta RSU granted to a non-employee director of Baxalta or Baxter was canceled and exchanged for the per share merger consideration.

This prospectus relates to the offer and sale of 16,205,890 Shire ordinary shares issuable upon the exercise of Shire substitute awards issued in exchange for certain Baxalta Options, Baxalta RSUs and Baxalta PSUs pursuant to the Merger Agreement.

Shire ordinary shares are listed on the London Stock Exchange under the symbol “SHP” and Shire ADSs are listed on the NASDAQ Global Select Market under the symbol “SHPG.” Our principal executive offices are located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland. Our telephone number is +353 1 429 7700.

Investing in these securities involves risks. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 23, 2016, the Form S-4 and the Baxalta Annual Report on Form 10-K, filed with the SEC on March 3, 2016, and in other documents that we subsequently file with the SEC that are incorporated by reference into this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” in our Annual Report on Form 10-K, Baxalta’s Annual Report on Form 10-K and the Form S-4 and any updates to such risks in subsequently filed Quarterly Reports on Form 10-Q, as well as our financial statements and the notes thereto incorporated by reference into this prospectus supplement before making an investment decision.

SHIRE PLC

Shire is a leading global biotech company, focusing on developing and marketing innovative medicines for patients with rare diseases and other specialty conditions.

Shire has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth and diversification. Shire will continue to conduct its own research and development (“R&D”), focused primarily on rare diseases, as well as evaluate companies, products and pipeline opportunities that offer a strategic fit and have the potential to deliver value to all of Shire’s stakeholders: patients, physicians, policy makers, payers, investors and employees.

Strategy

Shire’s purpose is to enable people with life altering conditions to lead better lives.

Shire aspires to be a leading global biotech delivering innovative medicines to patients with rare diseases and other specialty conditions. This is underpinned by four strategic drivers:

Growth:

•                  Optimize In-Line assets through commercial excellence.

•                  Advance late-stage pipeline and launch new products.

•                  Accelerate growth through the acquisition of assets in core / adjacent therapeutic areas (“TAs”).

Innovation:

•                  Invest to develop therapeutic advances for diseases with significant unmet need.

•                  Expand rare diseases expertise through internal research and collaborations with external partners.

•                  Extend Shire’s portfolio to new indications and TAs.

Efficiency:

•                  Operate a lean and agile organization.

•                  Maintain focus on profitability while investing for future growth.

•                  Retain flexibility to reinvest in high-growth opportunities.

People:

•                  Foster and reward a high performance culture.

•                  Attract, develop and retain the best talent.

•                  Live our values.

Business model

On June 3, 2016, Shire combined with Baxalta to become the leading global biotechnology company focused on serving patients with rare diseases and other highly specialized conditions. Our goal to expand and sustain our position of being the global leader in rare diseases centers around developing multiple, durable, best-in-class products and enhancing our product diversification and optionality.

Shire has commercial units that focus exclusively on the commercial execution of its marketed products (the “In-Line” group) in the areas of Neuroscience, GI/Internal/Endocrine, and Genetic Disorders, and in Ophthalmics to support the development of Shire’s ophthalmic pipeline candidates. In addition, following the combination with Baxalta, Shire also has commercial units that focus on developing, manufacturing and commercializing therapies for orphan diseases and underserved conditions in Hematology, Oncology and Immunology. This structure allows Shire to provide innovative treatments and service the needs of its customers and patients as efficiently as possible.

Shire has a single R&D organization (the “Pipeline” group), and early stage research is focused primarily on rare diseases. This single structure is designed to ensure Shire explores and develops opportunities built upon its core capabilities, priority commercial units and TAs, and also seeks to explore related and emerging areas.

Our growth has been fuelled by original research, strategic acquisitions and innovative license agreements focusing on optimizing In-line assets through efficient commercial operations, advancing products in the late-stage pipeline and launching new products and accelerates top- and bottom-line growth through the acquisition of core or adjacent assets. Shire’s global corporate development team searches for new technologies, innovative products and strategic partnerships. The team engages in conversations with scientists and entrepreneurs on a global basis, while collaborating with commercial and R&D experts throughout Shire.

For further discussion of the material elements of our business, please refer to our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016, and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus.

Our principal executive offices are located at 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland. Our telephone number is +353 1 429 7700.

Baxalta Awards

Pursuant to the terms of the Merger Agreement, each share of Baxalta common stock was converted into the right to receive, without interest and subject to any applicable withholding taxes: (i) $18.00 in cash (the “per share cash consideration”) and (ii) (a) 0.1482 of a Shire ADS, each of which represents three Shire ordinary shares, or (b) if a Baxalta stockholder timely elected, 0.4446 of a Shire ordinary share, in lieu of such fraction of a Shire ADS described in (ii)(a) above, (the consideration described in (ii)(a) and (b) above together with the per share cash consideration, the “per share merger consideration”) together with cash in lieu of any fractional Shire ADS or Shire ordinary share.

At the effective time of the Merger, (i) each outstanding Baxalta option, other than Baxalta options granted to a non-employee director of Baxalta or Baxter, was canceled and exchanged for a Shire option, with generally the same terms and conditions (except as adjusted in accordance with the terms and conditions set forth in the Merger Agreement), (ii) each Baxalta option granted to a non-employee director of Baxalta or Baxter for which the per share merger consideration exceeded the per share exercise price of such Baxalta option was canceled and exchanged for an amount equal to the per share merger consideration the non-employee director would have received if he or she had exercised such Baxalta option in full on a cashless basis immediately prior to the closing of the Merger, and (iii) each Baxalta option granted to a non-employee director of Baxalta or Baxter for which the per share merger consideration did not exceed the per share exercise price of such stock option was canceled without any consideration being paid in respect thereof, in each case as set forth in the Merger Agreement.

In addition, at the effective time of the Merger (i) each outstanding Baxalta RSU, other than Baxalta RSUs granted to a non-employee director of Baxalta or Baxter, was converted into a Shire RSU, with generally the same terms and conditions (except as adjusted in accordance with the terms and conditions set forth in the Merger Agreement), (ii) each outstanding Baxalta PSU was converted into a Shire RSU assuming that each of the performance goals with respect to such Baxalta PSU had been achieved at the greater of (x) 100% of the target level and (y) actual performance levels measured as of the effective time of the Merger and extrapolated through the end of the applicable performance period, with such Shire RSUs vesting solely based on the award holder’s continued employment or other engagement by Shire or its subsidiaries through the end of the applicable performance period or periods that applied to the award prior to its conversion and (iii) each Baxalta RSU granted to a non-employee director of Baxalta or Baxter was canceled and exchanged for the per share merger consideration.

THE OFFERING

Issuer:	Shire plc, a Jersey public company.

Securities offered:

16,205,890 ordinary shares of Shire, par value £0.05 per share, all of which are issuable upon the exercise of Shire substitute awards issued in exchange for certain Baxalta Options, Baxalta RSUs and Baxalta PSUs pursuant to the Merger Agreement.

Use of proceeds:

We will not receive any proceeds from the sale of the Shire ordinary shares covered by this prospectus other than proceeds from the exercise of the Shire options whose underlying Shire ordinary shares are covered by this prospectus. We have no plans for the application of any of these proceeds other than for general corporate purposes.

London Stock Exchange symbol: (Shire Ordinary Shares)	“SHP”

NASDAQ Global Select Market symbol: (Shire American Depositary Shares)	“SHPG”

RISK FACTORS

Investing in Shire is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors included in the Form S-4 under the section entitled “Risk Factors” and incorporated by reference from Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 23, 2016, under the section entitled “Item 1A. Risk Factors” and from time to time in other filings with the SEC. We encourage you to read these risk factors in their entirety. In addition to these risks, other risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations and financial condition. Such risks could cause actual results to differ materially from anticipated results. This could cause the trading price of Shire ordinary shares and/or Shire ADSs to decline, perhaps significantly, and you may lose part or all of your investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts, including without limitation statements concerning the financial and strategic benefits of the combination with Baxalta, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  disruption from the acquisition and integration of Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter and the acquisition may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the acquisition of Baxalta may adversely affect the company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters, tax audits and other disputes, including the company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the company’s financial condition and results of operations;

•                  the company is dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the company’s revenues, financial condition or results of operations;

•                  the company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

•                  other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the SEC, including those risks outlined in “Item 1A: Risk Factors” in Shire’s and Baxalta’s Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shire ordinary shares covered by this prospectus other than proceeds from the exercise of the Shire options whose underlying ordinary shares are covered by this prospectus. We have no plans for the application of any of these proceeds other than for general corporate purposes. We have no assurance that any of the options will be exercised.

DESCRIPTION OF THE GOVERNING TERMS OF THE SUBSTITUTE AWARDS

The following is a brief description of the Governing Terms of the Substitute Awards (the “Governing Terms”).  It may not contain all of the information that is important to an award holder.  We urge award holders to read the Governing Terms, a copy of which will be made available to each award holder receiving an award that is subject to the Governing Terms, which has been filed as Exhibit 4.3 to this registration statement of which this prospectus forms a part.  In the event of any discrepancy between the terms of this description and the Governing Terms, the Governing Terms will control.

The purpose of the Governing Terms is to establish the terms applicable to Shire options and Shire RSUs granted in accordance with the adjustment provisions of the Equity Plan in substitution for certain Baxalta options, Baxalta RSUs and Baxalta PSUs previously granted by Baxalta under the Equity Plan.  References to “Shire options” and “Shire RSUs” in this summary should be read to refer only to those Shire options and Shire RSUs granted in exchange for Baxalta awards and not other Shire awards that may be outstanding or may be granted in the future.  The Governing Terms are intended to be consistent with the requirements of the Merger Agreement.  The Governing Terms continue the vesting and forfeiture conditions and share restrictions that were applicable to the corresponding Baxalta awards, subject to certain exceptions and special rules, and otherwise subject the Shire substitute awards to additional terms.

The maximum number of Shire ADSs that may be delivered in settlement of Shire options is 4,804,471, and the maximum number of Shire ADSs that may be delivered in settlement of Shire RSUs is 597,492.  The Governing Terms provide that Shire substitute awards will generally be settled in Shire ADSs, but the Committee may in its sole discretion provide that Shire substitute awards will be settled in the appropriate number of Shire ordinary shares in lieu of Shire ADSs. Shire ADSs or Shire ordinary shares delivered under the Governing Terms may be authorized but unissued shares or previously issued shares acquired by Shire.  In addition, where an award holder becomes entitled to receive shares under a Shire substitute award, Shire can satisfy the entitlement by paying the award holder an amount in cash equal to the fair market value of the amount of shares on the date he or she becomes entitled to them.  In this summary, we use the term “shares” to refer to Shire ordinary shares or Shire ADSs, as applicable.

The Governing Terms are not required to be qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to the provisions of the Employee Retirement Income Security Act of 1974.

How are the Governing Terms administered?

The Governing Terms will be administered by the remuneration committee of the board of directors of Shire or any other person or group authorized by the board of directors of Shire.  This summary uses the term “Committee” to refer to the remuneration committee or any other person or group authorized by the board of directors of Shire.  The Committee has authority and discretion, subject only to the express provisions of the Governing Terms, to interpret the Governing Terms and any other terms that apply to Shire substitute awards; establish, amend and rescind any rules and regulations relating to the Governing Terms and Shire substitute awards; and otherwise do all things necessary to carry out the purposes of the Governing Terms.  Each determination made by the Committee in respect of the Governing Terms will be final and conclusive and will bind all parties.

Do the Governing Terms pertain to an ongoing awards program?

No.  As of the effective time of the Merger, the Shire substitute awards were granted in exchange for the outstanding Baxalta awards pursuant to the Merger Agreement and the Equity Plan.  The grant of the Shire substitute awards in exchange for the Baxalta awards is described above in “Summary—Baxalta Awards.”  No new awards that are subject to the Governing Terms will be granted following the Merger.

Who received awards subject to the Governing Terms?

Holders of Shire substitute awards covered by the Governing Terms are those current or former employees of Baxalta or Baxter or their respective subsidiaries who held Baxalta awards immediately prior to the Merger.

What types of awards were granted under the Governing Terms?

Award holders were granted Shire options and Shire RSUs in exchange for their Baxalta awards.  No other types of awards were granted in connection with the Merger, and no other awards are subject to the Governing Terms.

Stock Options

How do Shire options work?

Shire options give an award holder the right to purchase shares within a specified period of time at an option price determined by the Committee in accordance with the Merger Agreement.  Award holders are required to satisfy time-based vesting requirements before being able to exercise a Shire option, except for those Shire options that replace Baxalta options that had vested prior to the effective time of the Merger.

When may I exercise a Shire option?

An award holder’s original Baxalta award specified the terms that will generally govern when the corresponding Shire option may be exercised.  However, each Shire option granted in exchange for a Baxalta option that was, as of immediately prior to the effective time of the Merger, subject to vesting based on achievement of a per share price of Baxalta common stock or any other performance-based vesting condition will instead vest, if at all, based solely on the award holder’s continued employment by or the provision by the award holder of other services to Shire and its subsidiaries through the end of the performance period or periods that applied to the corresponding Baxalta option as of immediately prior to the effective time of the Merger.

How long will a Shire option remain outstanding?

Shire options that have not previously expired or been exercised will expire at the close of business on the tenth anniversary of the original grant date applicable to the Baxalta award (taking into account any deemed original grant date under a predecessor Baxter award) for which the Shire substitute award was exchanged.

Once a Shire option becomes exercisable, it may cease to be exercisable prior to its scheduled lapse date.  For example, a termination of employment may result in early lapse of the Shire option, as may certain corporate transactions involving Shire (as described below).

How do I exercise a Shire option?

To exercise a Shire option, an award holder must give notice in the prescribed form to Shire and pay or make arrangements that are satisfactory to Shire for the payment of the option price.  In general, the option price must be paid through a broker-assisted cashless exercise program under which all of the shares that are delivered when an award holder exercises a Shire option (or part of a Shire option) will be sold in connection with the award holder’s exercise pursuant to such program.

Restricted Stock Units

What is a Shire RSU?

A Shire RSU is a conditional promise to deliver shares or a cash amount of equivalent value in the future.  Each Baxalta RSU that was outstanding immediately prior to the effective time of the Merger was converted into Shire RSU.  In addition, each Baxalta PSU outstanding immediately prior to the effective time of the Merger was converted into a Shire RSU by assuming that each of the Baxalta PSU’s performance goals had been achieved at the greater of the target level and actual performance level.

What is the vesting period for Shire RSUs and when will I receive shares or cash?

In the case of Shire RSUs issued in exchange for Baxalta RSUs, the date or dates on which the right to receive payment under a Shire RSU vests and, if different, the date or dates on which the shares or cash become deliverable are, in general, as specified in the original Baxalta awards to which the Shire RSUs relate.  In the case of Shire RSUs issued in exchange for Baxalta PSUs, following the Merger, the Shire RSU will vest solely based on the award holder’s continued employment or other engagement by Shire or its subsidiaries (or Baxter and its subsidiaries, as applicable) through the end of the applicable performance period that applied the Baxalta PSU prior to its conversion.

Additional Information Applicable to All Substitute Awards

Are there any restrictions on the transfer of my awards?

Yes.  An award holder may not transfer, assign or otherwise dispose of a Shire substitute award or any rights in respect of it.  However, these restrictions on transfer do not apply to the transmission of a Shire substitute award on the death of an award holder to the person entitled by law to deal with the estate, the assignment of a Shire substitute award where the Committee considers that the award holder is no longer in a position to manage his or her own affairs by reason of ill health or in any other circumstances if the Committee agrees.

Do the Governing Terms impose other conditions on the delivery of shares?

Shire will have no obligation to deliver shares under the Governing Terms or make any other distribution of benefits under the Governing Terms unless the Committee determines that such delivery or distribution would comply with all applicable laws and regulations and the applicable requirements of any securities exchange or similar entity.

Do I have the rights of a shareholder with respect to shares subject to an award?

An award holder is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of shares subject to a Shire substitute award until the shares are issued or transferred to the award holder.  For example, an award holder who received a Shire option under the Governing Terms will be able to vote the shares subject to the Shire option only after purchasing them by exercising the Shire option.  However, the Committee is permitted to credit dividend equivalents in respect of Shire RSUs and may do so.

What happens if my employment or other service relationship terminates (other than in connection with a change in control)?

As a general rule, if an award holder’s employment terminates, outstanding vested Shire options remain exercisable for ninety days and unvested Shire options and Shire RSUs are forfeited.  However, Shire substitute awards may be subject to different terms in connection with certain types of terminations if such terms were applicable to the original Baxalta awards.  For example, if an award holder’s employment terminates due to death, disability or a qualifying retirement, unvested Shire options and Shire RSUs (or a portion thereof) may vest on an accelerated basis or continue to vest after the termination, and both unvested and vested Shire options may remain outstanding for more than ninety days as provided in the original Baxalta award.

What happens if my employment or other service relationship terminates following a change in control?

If an award holder’s employment is terminated upon or within 24 months following a change in control by the employer for reasons other than for “cause” (as defined in the Governing Terms) or by the award holder for “good reason” (as defined in the Governing Terms), then all of the award holder’s unvested Shire substitute awards that were outstanding immediately prior to such termination will become immediately vested (and, in the case an affected Shire substitute option, exercisable) and, in the case of a Shire substitute option, will remain exercisable until the original final lapse date of the Shire substitute option, subject to the share-adjustment and corporate transaction provisions noted below. The Committee may require an award holder to enter into an agreement containing certain restrictive covenants in favor of Shire and its subsidiaries in connection with a change in control.

For Baxalta award holders, for this purpose a change in control means the Merger. For Baxter award holders, a change in control means a change in control of Baxter, as further defined in the Governing Terms.

What if there is a stock split or similar change affecting the shares?

In the event of a stock dividend, stock split, reverse stock split, extraordinary cash dividend, recapitalization or other corporate transaction that affects shares such that the Committee determines, in its sole discretion, that an adjustment should be made to preserve the benefits or prevent the enlargement of benefits of Shire substitute awards, the Committee may, in the manner it deems equitable, adjust the number and kind of shares that may be delivered under the Governing Terms, adjust the number and kind of shares subject to outstanding Shire substitute awards, adjust the number and option price of outstanding Shire substitute awards and make other adjustments. The Committee may also make adjustments in certain other circumstances to comply with tax rules.

What happens to outstanding Shire substitute awards if Shire is involved in a merger or similar corporate transaction?

In the event of a consolidation, merger, or similar transaction that affects shares such that the Committee determines, in its sole discretion, that an adjustment should be made to preserve the benefits or prevent the enlargement of benefits of Shire substitute awards, the Committee may make adjustments to the Shire substitute awards, including but not limited to replacing the Shire substitute awards with other awards that the Committee determines have comparable value and are based on stock of a company resulting from or involved in the transaction and canceling the Shire substitute awards in return for cash payment

Does the receipt of a Shire substitute award give me any rights to continued employment or service with Shire or its subsidiaries?

No.  The Governing Terms do not constitute a contract of employment or continued service, and being an award holder does not give any employee the right to continued employment or other service.  Moreover, the grant of Shire options or Shire RSUs to an employee will not give the employee any right or claim to any benefit unless such right or claim has specifically accrued under the Governing Terms.

May the Governing Terms be amended or terminated?

Yes.  The Committee may, at any time, amend or terminate the Governing Terms, and the Committee may amend any Shire substitute award.  However, an amendment will not be effective to the extent that it would adversely affect the rights of any award holder under any Shire substitute award, without the written consent of the affected award holder, unless the amendment is made in connection with one of the corporate transactions described above (for example, a stock split, recapitalization or merger).  In addition, an amendment cannot be made to the Governing Terms without the approval of Shire’s shareholders if the approval of Shire’s shareholders of such amendment is required by law or the rules of any stock exchange on which the shares are listed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BAXALTA INCORPORATED

The following is management’s discussion and analysis of the financial condition of Baxalta as of March 31, 2016 and December 31, 2015 and the results of operations for the three months ended March 31, 2016 and 2015. This commentary should be read in conjunction with the condensed consolidated and combined financial statements and accompanying notes included in this prospectus. This commentary should also be read in conjunction with the consolidated and combined financial statements and accompanying notes and management’s discussion and analysis of financial condition and results of operations in Item 8 and Item 7, respectively, of Baxalta’s 2015 Annual Report on Form 10-K, as filed with the SEC on March 3, 2016 (the “2015 Annual Report”).

Company Overview

Prior to the closing of the Merger, Baxalta was a global, innovative biopharmaceutical leader with a sustainable portfolio of differentiated therapies that seek to address unmet medical needs across many disease areas, including hemophilia, immunology and oncology. More specifically, Baxalta developed, manufactured and marketed a diverse portfolio of treatments for hemophilia and other bleeding disorders, immune deficiencies, alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute medical conditions, as well as oncology treatments for acute lymphoblastic leukemia. Baxalta also invested in emerging technology platforms, including gene therapy and biosimilars.

Baxalta’s business strategy was aimed at improving diagnosis, treatment and standards of care across a wide range of bleeding disorders and other rare chronic and acute medical conditions, which sought to capitalize on Baxalta’s differentiated portfolio, ensure the sustainability of supply to meet growing demand for therapies across core disease areas, and accelerated innovation by developing and launching new treatments while leveraging its expertise into new emerging therapeutics through acquisitions of and collaborations with others.

Separation from Baxter

Baxalta was incorporated in Delaware on September 8, 2014. Baxalta separated from Baxter on July 1, 2015 (the “separation”), becoming an independent company as a result of a pro rata distribution by Baxter of 80.5% of Baxalta’s common stock to Baxter’s shareholders. Baxter retained an approximate 19.5% ownership stake in Baxalta immediately following the distribution. Baxalta common stock began trading “regular way” under the ticker symbol “BXLT” on the New York Stock Exchange on July 1, 2015.

In January 2016 and March 2016, Baxter exchanged portions of its retained stake in Baxalta common stock for indebtedness of Baxter held by third parties. The shares of Baxalta common stock exchanged were then sold by such third parties in secondary public offerings pursuant to registration statements filed by Baxalta. Following these transactions, Baxter held approximately 4.5% of Baxalta’s total shares outstanding.

In May 2016, Baxter completed an offer to exchange up to 13.4 million shares of Baxalta common stock owned by Baxter, which represented approximately 2.0% of the outstanding common stock of Baxalta, for shares of Baxter common stock. Prior to the completion of that exchange offer, Baxter informed Baxalta that Baxter contributed all of its remaining shares of Baxalta common stock to Baxter’s U.S. pension fund. Following the completion of these transactions, Baxter has disposed of all of the remaining shares of Baxalta common stock held by it, so that Baxalta became wholly independent from Baxter, except that certain agreements between Baxter and Baxalta remained in place.

Merger Agreement with Shire plc

In January 2016, Baxalta announced that it entered into the Merger Agreement under which Shire would acquire Baxalta, forming a global leader in rare diseases. Pursuant to the terms of the Merger Agreement, each share of Baxalta common stock was converted into the right to receive, without interest and subject to any applicable withholding taxes the per share merger consideration together with cash in lieu of any fractional Shire ADS or Shire ordinary share. The transaction was approved by the boards of directors of both Shire and Baxalta and the stockholders of both Shire and Baxalta. The Merger closed on June 3, 2016.

For additional information related to the Merger, please refer to Baxalta’s Current Report on Form 8-K filed with the SEC on January 11, 2016 (the “January 11th Form 8-K”) and Baxalta’s definitive proxy statement related to the transaction filed with the SEC on April 18, 2016. The foregoing description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement attached as Exhibit 2.1 to the January 11th Form 8-K.

Basis of Preparation in the Historical Financial Statements

Baxalta’s condensed consolidated balance sheets as of March 31, 2016 and December 31, 2015 and its condensed consolidated statement of income for the three months ended March 31, 2016 reflect the consolidated financial condition and results of operations of Baxalta as an independent, publicly traded company following its separation from Baxter on July 1, 2015. Prior to the separation, Baxalta did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Baxter. The results of operations for the three months ended March 31, 2015 reflect the combined results of operations of Baxalta as carved-out from the combined reporting entity of Baxter (the “carve-out financial statements”). There are limitations inherent in the preparation of all carve-out financial statements due to the fact that Baxalta’s business was previously part of a larger organization. The basis of preparation included in the unaudited condensed consolidated and combined financial statements provides a detailed description of the treatment of historical transactions in periods prior to the separation. Baxalta’s net income was most notably impacted by the following consequences of carve-out accounting and the separation:

•                  Baxter utilized a centralized treasury management system and neither cash nor debt was allocated to Baxalta in the carve-out financial statements. In connection with the separation, the capital structures of both companies were re-aligned, resulting in Baxalta incurring its own debt and having adequate cash to fund its operations. The indebtedness has caused Baxalta to record interest expense beginning in June 2015. The results of operations of Baxalta did not include a significant amount of interest expense during the three months ended March 31, 2015.

•                  Additionally, as foreign currency risk was also hedged through the centralized treasury management system prior to separation, Baxalta was not allocated gains or losses related to foreign currency exposures on balance sheet positions in the carve-out financial statements for the three months ended March 31, 2015. Following the separation, Baxalta managed its foreign currency risk through various hedging activities and recognizes gains or losses related to foreign currency exposures on balance sheet positions through other (income) expense, net during the three months ended March 31, 2016.

•                  Prior to the separation, the statements of income included an allocation to Baxalta from Baxter for the services provided by various Baxter functions including, but not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and investor relations. The amounts of these allocations are not necessarily indicative of the similar costs Baxalta incurred as an independent, standalone company or will incur following the combination with Shire. The total amount allocated to Baxalta from Baxter was $132 million during the three months ended March 31, 2015.

•                  Baxalta has incurred certain separation costs, which are primarily associated with the design and establishment of Baxalta as a standalone public company. These costs are included in the separation- and integration-related lines within the table under the “Special Items” caption below. Baxalta expects to incur additional separation costs in future periods, certain of which may be capitalized in relation to operating infrastructure, such as information technology.

•                  Income tax expense was computed on a separate company basis, as if operated as a standalone entity, a separate entity, or a separate consolidated group in each material jurisdiction in which Baxalta operates during the three months ended March 31, 2015. The effective tax rate reported during the three months ended March 31, 2015 prior to the separation may not be comparable to Baxalta’s effective tax rate in periods following the separation.

•                  Concurrent with the separation, Baxalta entered into a manufacturing and supply agreement (the “MSA”) with Baxter whereby Baxalta and Baxter produce certain products for one another at agreed upon terms. The MSA results in changes to both sales and cost of goods sold during the three months ended March 31, 2016 as compared to the prior year period because products were transferred at cost between Baxter and the businesses that comprised Baxalta prior to the separation.

Results of Operations

Special Items

The following table provides a summary of Baxalta’s special items and the related impact by line item on Baxalta’s results of operations for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
(in millions, except as otherwise indicated)	2016		2015
Gross Margin(1)
Business optimization items	$(66)		$—
Intangible asset amortization expense	(24)		(8)
Separation- and integration-related costs, net	(6)		—
Total Special Items	$(96)		$(8)
Impact on Gross Margin Ratio	(6.2	)pts	(0.6	)pts

Selling, General and Administrative Expenses(1)
Separation- and integration-related costs, net	$50		$36
Business optimization items(2)	—		(1)
Total Special Items	$50		$35
Impact on Selling, General and Administrative Expense Ratio	3.2	pts	2.6	pts

Research and Development Expenses(1)
Upfront and milestone payments to collaboration partners	$105		$—
Separation- and integration-related costs, net	—		7
Business optimization items(2)	—		(6)
Total Special Items	$105		$1

Other (Income) Expense, Net(1)
Separation- and integration-related costs, net	$(20)		$—
Total Special Items	$(20)		$—

Income Tax Expense(1)
Impact of special items	$(50)		$(11)
Impact on Effective Tax Rate	(3.4	)pts	(0.3	)pts
Total Special Items, net of tax	$181		$33

(1)                       For Gross Margin, a number in parentheses represents an expense to Baxalta, whereas in all other categories a number in parentheses represents a benefit.

(2)                       Includes a portion allocated from Baxter related to shared activities or functions.

Management believes that providing the separate impact of the above items on Baxalta’s results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), when used in conjunction with the results presented in accordance with GAAP, can facilitate an additional analysis of Baxalta’s results of operations, particularly in evaluating performance from one period to another. In periods prior to the separation, the special items identified above reflected the portions of special items reported by Baxter that were attributable to Baxalta.

Intangible Amortization Expense

Intangible asset amortization expense, which includes amortization of an inventory fair value step-up during the three months ended March 31, 2016 relating to the acquisition of ONCASPAR, is identified as a special item to facilitate an evaluation of operating performance, particularly in terms of cash returns, and is similar to how management internally assesses performance.

Additional items as described below are identified as special items because they are highly variable, difficult to predict, and of a size that may substantially impact Baxalta’s reported operations for a period.

Upfront and Milestone Payments to Collaboration Partners

Upfront and milestone payments related to collaborations that have been expensed as R&D are uncertain and often result in a different payment and expense recognition pattern than internal R&D activities and therefore are typically treated as special items. Refer to the “Research and Development Expenses” caption below for additional information regarding Baxalta’s upfront and milestone payments to collaboration partners.

Business Optimization Items

Baxalta’s results for the three months ended March 31, 2016 were impacted by costs associated with optimizing its overall cost structure on a global basis by streamlining certain operations and rationalizing certain manufacturing facilities. The costs consisted of impairments of fixed assets and inventories, as well as estimated severance and other costs.

Prior to the separation, Baxalta participated in business optimization plans initiated by Baxter. Baxalta’s results for the three months ended March 31, 2015 were impacted primarily by benefits from adjustments to business optimization estimates initially recorded in prior periods. The net benefit during the three months ended March 31, 2015 prior to the separation included a portion allocated from Baxter related to shared functions or activities.

Separation- and Integration-Related Costs, Net

During both periods presented above, Baxalta incurred costs related to the separation from Baxter and establishing Baxalta as an independent, standalone public company. The company also incurred integration-related expenses during the three months ended March 31, 2016 associated with the proposed merger with Shire.

Special Items Impacting Income Tax Expense

Income tax expense in all periods included the net tax benefit from the special pre-tax items discussed above.

Net Sales

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
United States	$879	$755	16%	16%
International	669	606	10%	19%
Total net sales	$1,548	$1,361	14%	18%

Foreign currency unfavorably impacted the net sales growth rate by 4 percentage points during the first quarter of 2016, due to a stronger U.S. dollar, primarily relative to the Euro, during the current year period compared to the prior year period.

The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and the current period. Baxalta believes that the non-GAAP measure of change in net sales at constant currency rates, when used in conjunction with the GAAP measure of change in net sales at actual currency rates, can facilitate an additional analysis of Baxalta’s results of operations, particularly in evaluating performance from one period to another.

The tables below present sales results for Baxalta’s product categories. The commentary beneath discusses growth drivers at constant currency rates.

Hematology

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
Hemophilia
United States	$346	$305	13%	13%
International	298	336	(11)%	(4)%
Total	$644	$641	0%	4%

Inhibitor Therapies
United States	$71	$63	13%	13%
International	128	103	24%	32%
Total	$199	$166	20%	25%
Total Hematology	$843	$807	4%	8%

Hemophilia includes sales of recombinant and plasma-derived hemophilia products (primarily factor VIII and factor IX).

Net sales growth during the three months ended March 31, 2016 was primarily driven by increased sales of recombinant factor VIII therapies:

•                  U.S. growth was driven by both volume increases and modest pricing improvements for ADVATE. The late 2015 launch of ADYNOVATE, Baxalta’s extended half-life recombinant factor VIII therapy, also contributed to the growth rate.

•                  Internationally, sales growth was unfavorably impacted by the timing of ADVATE shipments to Brazil as part of Baxalta’s partnership with Hemobrás. Partially offsetting this impact was increased demand for recombinant factor VIII therapies across other international markets.

•                  Globally, recombinant factor VIII therapies contributed approximately 4 percentage points to the Hemophilia product category’s net sales growth rate.

Increased sales of RIXUBIS, a recombinant factor IX therapy that was first introduced in the U.S. market in 2013 and certain other markets beginning in 2015, contributed approximately 1 percentage point to the Hemophilia net sales growth rate.

Baxalta expects continued competition from new entrants; however, long-term growth in the Hemophilia product category is expected to be driven by strong underlying global demand, further penetration in markets outside the United States, and launches of new therapies, including ADYNOVATE, across a variety of geographies.

Inhibitor Therapies include sales of Baxalta’s products to treat patients with congenital hemophilia A or B who have developed inhibitors, as well as patients that have developed acquired hemophilia A due to an inhibitor.

Growth in net sales was driven by strong global sales of Baxalta’s plasma-based inhibitor bypass therapy, FEIBA. Globally, FEIBA contributed approximately 22 percentage points to the Inhibitor Therapies net sales growth rate for the three months ended March 31, 2016:

•                  In the United States, strong FEIBA growth was driven primarily by increased demand, including continued advancement in prophylactic use and enhanced penetration of the inhibitor portfolio in the acute care setting.

•                  Strong international growth was due primarily to increased sales in Brazil, which included a favorable impact from timing of tender sales, as well as expanded use and continued penetration into certain other markets.

Immunology

	Three months ended March 31,		Percent change
(in millions, except percentage information)	2016	2015	At actual currency rates	At constant currency rates
Immunoglobulin Therapies
United States	$356	$328	9%	9%
International	97	92	5%	16%
Total	$453	$420	8%	10%

BioTherapeutics
United States	$65	$59	10%	10%
International	135	75	80%	92%
Total	$200	$134	49%	56%
Total Immunology	$653	$554	18%	21%

Immunoglobulin Therapies includes sales of Baxalta’s antibody-replacement immunoglobulin therapies.

Net sales growth during the three months ended March 31, 2016 was driven by increased global demand for Baxalta’s immunoglobulin therapies, which resulted in:

•                  HYQVIA patient growth in both the United States and international markets. HYQVIA, Baxalta’s differentiated immunoglobulin therapy for patients with primary immunodeficiency, was first launched in certain European markets in 2013 and in the United States in 2014.

•                  Increased sales of other immunoglobulin therapy offerings in the United States, despite conversion of certain patients to HYQVIA. Baxalta also benefited internationally from increased supply and further penetration into emerging markets.

To support expected long-term demand for Baxalta’s immunoglobulin therapies and other plasma-based therapies, Baxalta is expanding its capacity through ongoing yield improvements, a contract manufacturing services agreement with Sanquin Blood Supply Foundation of the Netherlands and construction of a new manufacturing site in Covington, Georgia.

BioTherapeutics includes sales of Baxalta’s plasma-based therapies to treat alpha-1 antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions, as well as revenue from manufacturing and supply arrangements.

Net sales growth during the three months ended March 31, 2016 was primarily driven by:

•                  Revenues related to the MSA with Baxter of $41 million in the three months ended March 31, 2016, which contributed approximately 31 percentage points to the BioTherapeutics net sales growth rate. In connection with the separation, Baxalta and Baxter entered into the MSA whereby Baxalta manufactures and sells certain products and materials to Baxter. MSA revenues with Baxter are reported as international sales.

•                  Increased international sales of albumin products, primarily due to volume growth. Globally, albumin products contributed approximately 18 percentage points to the product category’s net sales growth rate.

•                  Strong U.S. demand for therapies that treat alpha-1 antitrypsin deficiency, which contributed approximately 7 percentage points to the global BioTherapeutics net sales growth rate.

Oncology

	Three months ended March 31,		Percent change
(in millions)	2016	2015	At actual currency rates	At constant currency rates
Oncology
United States	$41	$—	N/M	N/M
International	11	—	N/M	N/M
Total Oncology	$52	$—	N/M	N/M

Oncology includes sales of Baxalta’s therapies to treat patients with cancer. Baxalta began reporting Oncology revenues during the third quarter of 2015 following the acquisition of the ONCASPAR business, which Baxalta completed in July 2015. ONCASPAR is a first-line biologic used as part of a chemotherapy regimen to treat patients with acute lymphoblastic leukemia. Baxalta’s R&D pipeline has the potential to deliver a wide range of new oncology therapies, including certain therapies in late-stage clinical trials or pending regulatory approvals.

Gross Margin and Selling, General and Administrative Expenses

	Three months ended March 31,
(as a percent of net sales)	2016	2015	Change
Gross margin	54.1%	58.0%	(3.9	)pts
Selling, general and administrative expenses	24.8%	20.8%	4.0	pts

Gross Margin

The special items identified above had an unfavorable impact of 6.2 and 0.6 percentage points on the gross margin percentage during the first three months ended March 31, 2016 and 2015, respectively. Refer to the “Special Items” caption above for additional details.

Excluding the impact of special items, gross margin in the three months ended March 31, 2016 improved compared to the prior year period due to benefits from increased sales of higher-margin products such as ADVATE and FEIBA, a favorable contribution from ONCASPAR sales and impacts from the basis of preparation of the carve-out financial statements for the three months ended March 31, 2015 which caused lower pension-related and other costs during the current year period as compared to the prior year period. Partially offsetting the above factors was the impact of lower-margin revenues recorded in 2016 associated with the MSA with Baxter.

Selling, General and Administrative Expenses

Following the July 1, 2015 separation from Baxter, the composition of Baxalta’s selling, general and administrative expenses changed. Baxalta no longer receives a significant allocation of costs from Baxter associated with certain corporate or other functions, and instead incurs actual costs associated with operating as a standalone public company, including expenses associated with certain separation-related agreements entered into with Baxter. Refer to Note 14 in Baxalta’s Unaudited Condensed Consolidated and Combined Financial Statements filed as Exhibit 99.3 to Shire’s Current Report on Form 8-K filed with the SEC on June 3, 2016.

The special items identified above had an unfavorable impact of 3.2 and 2.6 percentage points on the selling, general and administrative expense ratio during the three months ended March 31, 2016 and 2015, respectively.

In addition to the impact of special items, the three months ended March 31, 2016 were impacted by additional costs associated with operating as a standalone public company, including expenses related to the transition services agreement with Baxter, which in the aggregate exceeded allocated costs from Baxter during the prior year period. In addition, Baxalta’s selling, general and administrative expense ratio during the three months ended March 31, 2016 was unfavorably impacted by costs supporting Baxalta’s emerging oncology business, launch excellence initiatives and other investments supporting expansion of Baxalta’s commercial and international operations.

Business Optimization Items

During the three months ended March 31, 2016, Baxalta approved a business optimization plan to optimize its overall cost structure on a global basis by streamlining certain operations and rationalizing certain manufacturing facilities. Baxalta recorded a charge of $66 million in cost of sales during the three months ended March 31, 2016 associated with this plan. The charge consisted of fixed asset and inventory impairments of $36 million and estimated severance and other costs of $30 million.

Baxalta expects to realize $37 million of annualized savings, primarily within cost of sales when this program is fully implemented in 2017.

Prior to the separation, Baxalta participated in business optimization plans initiated by Baxter. Baxalta’s results for the three months ended March 31, 2015 included charges of $3 million allocated from Baxter and benefits of $10 million resulting from favorable adjustments to business optimization estimates initially recorded in prior periods. Baxalta estimates that it has fully realized savings associated with business optimization initiatives initiated prior to the separation.

Refer to Note 6 in Baxalta’s Unaudited Condensed Consolidated and Combined Financial Statements filed as Exhibit 99.3 to Shire’s Current Report on Form 8-K filed with the SEC on June 3, 2016.

Research and Development Expenses

	Three months ended March 31,		Percent
(in millions, except percentage information)	2016	2015	change
Discovery, clinical and lifecycle management	$96	$99	(3)%
Upfront and milestone payments to collaboration partners	105	—	N/M
Other research and development expenses	79	57	39%
Total research and development expenses	$280	$156	79%
R&D expense as a % of sales	18.1%	11.5%	6.6	pts

Discovery, clinical and lifecycle management expenses consist of costs supporting specific R&D projects, including those in the exploratory or preclinical phase, those in early- or late-stage clinical trials, as well as those pending regulatory approval or supporting development of products that have already obtained regulatory approval.

While Baxalta’s investments in discovery, clinical and lifecycle management R&D activities associated with several projects across hematology, immunology and oncology increased, total expenses decreased during the three months ended March 31, 2016 compared to the prior year period due primarily to the following factors:

•                  An agreement with SFJ Pharmaceuticals Group (SFJ) that Baxalta entered into in the second quarter of 2015 for the reimbursement of certain biosimilar development costs, which resulted in less R&D expense for Baxalta during the three months ended March 31, 2016 compared to the prior year period. Biosimilar development costs funded by SFJ during the three months ended March 31, 2016 were $24 million.

•                  A decrease in development costs related to ADYNOVATE, which obtained regulatory approval in the United States in November 2015.

•                  Foreign currency exchange rate fluctuations, including strengthening of the U.S. dollar relative to the Euro during the three months ended March 31, 2016 as compared to the prior year period.

Upfront and milestone payments to collaboration partners charged to R&D expense during the three months ended March 31, 2016 included a $105 million upfront payment to Precision Biosciences (“Precision”) related to the development of chimeric antigen receptor (“CAR”) T cell therapies. There were no upfront and milestone payments to collaboration partners charged to R&D expense during the three months ended March 31, 2015.

Other research and development expenses include costs not directly attributable to individual projects and include depreciation and other facility-based expenses, medical and regulatory affairs functions, pharmacovigilance, other infrastructure and management costs supporting multiple projects, as well as special items such as business optimization and separation- and integration-related costs.

Other research and development expenses increased during the three months ended March 31, 2016 as compared to the prior year period primarily due to investments in infrastructure to support a standalone R&D function and several key projects in Baxalta’s R&D pipeline, as well as a charge in the current year period associated with terminating an existing project.

Net Interest Expense

On June 23, 2015, Baxalta issued debt directly attributable to its business and began recording interest expense. Net interest expense during the three months ended March 31, 2016 of $23 million primarily reflects interest expense associated with the June 2015 debt issuance and is net of portions capitalized, amortization of deferred hedging gains and losses, and interest income.

Prior to the June 2015 debt issuance and during the three months ended March 31, 2015, Baxter’s third-party debt and the related interest expense were not allocated to Baxalta as Baxalta was not the legal obligor of the debt and Baxter borrowings were not directly attributable to Baxalta’s business.

Other (Income) Expense, Net

During the three months ended March 31, 2016, other (income) expense, net was $21 million of income and consisted primarily of a $20 million gain following the settlement of an indemnification liability with Baxter.

During the three months ended March 31, 2015, other (income) expense, net was $12 million of expense and consisted primarily of other-than-temporary impairment charges of $9 million to write-down two of Baxalta’s investments to their fair values.

Income Taxes

Effective Income Tax Rate

Baxalta’s effective income tax rate from continuing operations was 15.7% and 22.7% during the three months ended March 31, 2016 and 2015, respectively. Baxalta’s effective income tax rate differs from the U.S. federal statutory rate each year due to state and local taxes, certain operations that are subject to tax incentives, and foreign taxes that are different from the U.S. federal statutory rate. In addition, the effective tax rate can be affected each period by discrete factors and events.

The effective income tax rate decreased during the three months ended March 31, 2016 as compared to the three months ended March 31, 2015 primarily due to an increase in the amount of expenditures qualifying for the U.S. Research & Experimentation tax credit and the settlement of an indemnification liability with Baxter.

Liquidity and Capital Resources

Financial Condition

The following table summarizes components of Baxalta’s financial condition as of March 31, 2016 and December 31, 2015:

(in millions)	March 31, 2016	December 31, 2015
Cash and equivalents	$911	$1,001

Current assets (including cash and equivalents)	$4,876	$4,708
Current liabilities	1,978	1,911
Working capital	$2,898	$2,797

Current maturities of capital lease obligations	$5	$3
Short-term debt	302	—
Long-term debt and capital lease obligations	5,317	5,265
Total debt and capital lease obligations	$5,624	$5,268

Cash and Equivalents

Baxalta’s cash and equivalents balance decreased during the three months ended March 31, 2016 due primarily to $280 million of upfront payments associated with collaboration agreements with Symphogen and Precision and $235 million of capital expenditures, partially offset by increases in short-term debt of $302 million and cash generated from operations of $128 million. Baxalta’s cash flows are further discussed under the “Historical Cash Flows” caption below.

Working Capital

Baxalta’s working capital is calculated as current assets, including cash and equivalents, less current liabilities. Working capital increased 4% during the three months ended March 31, 2016. Foreign currency exchange rate fluctuations contributed to the modest increase during the period.

Debt and capital lease obligations

During the three months ended March 31, 2016, Baxalta issued and redeemed commercial paper, of which $300 million was outstanding as of March 31, 2016 with a weighted-average interest rate of 1.12%. This commercial paper is classified as short-term debt on the condensed consolidated balance sheet. Baxalta did not have any commercial paper outstanding as of December 31, 2015.

Senior Notes

On June 23, 2015, Baxalta issued senior notes with a total aggregate principal amount of $5 billion. Baxalta used the net proceeds to make a cash distribution of $4 billion to Baxter as partial consideration for the contribution of net assets to Baxalta in connection with the separation, and the remainder has been or is intended to be used for general corporate purposes, including funding of acquisitions. The $4 billion cash distribution to Baxter was made on June 23, 2015. The $5 billion in senior notes consist of the following tranches:

•                  $375 million aggregate principal of senior notes bearing a floating coupon rate of three-month LIBOR plus 0.780% and maturing in June 2018.

•                  $375 million aggregate principal of senior notes bearing a fixed coupon rate of 2.000% and maturing in June 2018.

•                  $1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 2.875% and maturing in June 2020.

•                  $500 million aggregate principal of senior notes bearing a fixed coupon rate of 3.600% and maturing in June 2022.

•                  $1.75 billion aggregate principal of senior notes bearing a fixed coupon rate of 4.000% and maturing in June of 2025.

•                  $1.0 billion aggregate principal of senior notes bearing a fixed coupon rate of 5.250% and maturing June 2045.

Refer to Note 9 of Baxalta’s Audited Consolidated and Combined Financial Statements filed as Exhibit 99.2 to Shire’s Current Report on Form 8-K filed with the SEC on June 3, 2016 for information regarding interest rate derivative contracts Baxalta has entered into related to the senior notes.

Prior to the June 2015 debt issuance, no debt was allocated to Baxalta because Baxalta was not the legal obligor of the debt and the borrowings were not directly attributable to Baxalta’s business.

Capital lease obligations

Baxalta leases certain facilities under capital leases. During 2014, the company entered into a leasing arrangement for a new global innovation center in Cambridge, Massachusetts and recorded a capital lease obligation of $263 million. During 2015, the company entered into a leasing arrangement for its corporate headquarters in Bannockburn, Illinois and recorded a capital lease obligation of $41 million. As of December 31, 2015 and 2014, the company’s total capital lease obligations, including current portion, were $319 million and $275 million, respectively.

Sources and Uses of Cash

Baxalta’s principal sources of cash include its operating cash flows and current or future financing arrangements, including the June 2015 debt issuance described above, borrowings under Baxalta’s commercial paper program and liquidity provided by credit facilities, including those described below. Prior to the consummation of the Merger, the Merger Agreement limited the amount of indebtedness Baxalta could incur.

Prior to the closing of the Merger, Baxalta’s primary revolving credit facility had an aggregate principal amount of $1.2 billion maturing in 2020, of which no amounts were outstanding as of March 31, 2016. This facility enabled Baxalta to borrow funds on an unsecured basis at variable interest rates, and contained various financial and other covenants, including a net leverage ratio covenant and an interest ratio covenant, as well as events of default with respect to Baxalta. The credit facility also provided for the issuance of letters of credit, which reduced the maximum capacity of this facility. At March 31, 2016, the amount of letters of credit issued was immaterial. Baxalta also maintained a Euro-denominated facility with an aggregate principal amount of €200 million, of which no amounts were outstanding as of March 31, 2016. The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment. On June 3, 2016, Baxalta terminated its primary revolving credit facility and its Euro-denominated facility.

A significant portion of Baxalta’s net cash provided from operations is generated within the United States, allowing Baxalta to indefinitely reinvest a portion of its foreign earnings in jurisdictions outside of the United States. Baxalta believes its U.S. cash flows from operations together with repatriations of foreign earnings that are not deemed permanently invested are adequate to meet its ongoing cash flow obligations in the United States.

Refer to the “Historical Cash Flows” section below for further discussion of Baxalta’s cash flows during the three months ended March 31, 2016 and March 31, 2015.

Historical Cash Flows

Baxalta’s historical cash flows reflect both continuing and discontinued operations.

	Three months ended March 31,
(in millions)	2016	2015
Net cash provided from (used for) operations	$128	$(142)
Net cash used for investing activities	(548)	(547)
Net cash provided from financing activities	328	689
Effect of foreign exchange rate changes on cash and equivalents	2	—
Change in cash and equivalents	$(90)	$—

Net Cash Provided From Operations

Operating cash flows during the three months ended March 31, 2016 increased as compared to the prior year period due in part to improved net income excluding non-cash charges.

Also contributing to the increase were lower reported cash outflows related to income taxes, which was primarily due to the basis of preparation of the carve-out financial statements for the three months ended March 31, 2015. In the carve-out financial statements, Baxalta maintained an income tax payable to/from account with Baxter, and was deemed to have settled its current income tax payables with Baxter annually on the first day of each year. This annual settlement resulted in a significant operating cash outflow related to income taxes reported in the accrued liabilities line within the condensed combined statement of cash flows for the three months ended March 31, 2015, which reflected the full prior year’s current income tax expense and other current tax balances.

Net Cash Used For Investing Activities

Baxalta’s net cash used for investing activities was essentially flat during the three months ended March 31, 2016 as compared to the prior year period as an increase in cash outflows for acquisitions was offset by lower capital expenditures.

Capital expenditures were $235 million and $301 million during the three months ended March 31, 2016 and 2015, respectively. The decrease was driven primarily by lower expenditures associated with the construction of the Covington, Georgia manufacturing facility as Baxalta has completed a significant portion of the construction. Commercial production at the Covington, Georgia facility is expected to begin in 2018.

Cash outflows for acquisitions, net of cash acquired were $280 million and $228 million during the three months ended March 31, 2016 and 2015, respectively. During the three months ended March 31, 2016, cash outflows for acquisitions, net of cash acquired included a $175 million upfront payment associated with a collaboration agreement with Symphogen, for the development of immuno-oncology therapies, which was charged as R&D expense during 2015 upon entering into the agreement, and a $105 million upfront payment associated with a collaboration agreement with Precision for the development of CAR T cell therapies. During the three months ended March 31, 2015, cash outflows for acquisitions, net of cash acquired included $228 million for the acquisition of SuppreMol GmbH, a privately held biopharmaceuticals company based in Germany.

Net Cash Provided From Financing Activities

During the three months ended March 31, 2016 net cash provided from financing activities primarily included the following:

•                  Net proceeds from issuances and repayments of commercial paper of $300 million.

•                  Proceeds and excess tax benefits from share-based payments under employee benefit plans of $74 million.

•                  Payment of $48 million for Baxalta’s quarterly dividend declared in November 2015.

During the three months ended March 31, 2015, cash flows provided from financing activities were entirely related to net transactions with Baxter. Refer to Note 1 in Baxalta’s Unaudited Condensed Consolidated and Combined Financial Statements filed as Exhibit 99.3 to Shire’s Current Report on Form 8-K filed with the SEC on June 3, 2016 for further information regarding the basis of preparation of the financial statements in periods prior to the separation.

Concentration of Credit Risk

Baxalta engages in business with foreign governments in certain countries that have experienced deterioration in credit and economic conditions, including Greece, Spain, Portugal, Italy and Brazil. As of March 31, 2016, Baxalta’s net accounts receivable from the public sector in Greece, Spain, Portugal and Italy totaled $95 million, of which Greece receivables represented a $27 million balance. Baxalta also has significant accounts receivable related to its Hemobrás partnership in Brazil totaling $174 million at March 31, 2016.

Global economic conditions and liquidity issues in certain countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. While Baxalta believes that its allowance for doubtful accounts as of March 31, 2016 is adequate, future governmental actions and customer-specific factors may require Baxalta to re-evaluate the collectability of its receivables and Baxalta could potentially incur additional credit losses that materially impact its results of operations.

Off-Balance Sheet Arrangements

Baxalta periodically enters into off-balance sheet arrangements. Certain contingencies arise in the normal course of business, and are not recorded in the consolidated balance sheet in accordance with GAAP (such as contingent milestone payments associated with Baxalta’s collaboration agreements). Also, upon resolution of uncertainties, Baxalta may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications). Baxalta’s significant off-balance sheet arrangements and contingencies as of December 31, 2015 are discussed in the consolidated and combined financial statements included in Exhibit 99.2 to the Form 8-K filed by Shire on June 3, 2016. Refer to Note 5, Notes 11 and 17, and Note 16 to the annual consolidated and combined financial statements for information regarding collaboration agreements, indemnifications and legal contingencies, respectively.

Material updates to off-balance sheet arrangements are discussed in the unaudited condensed consolidated interim financial statements contained in Baxalta’s Unaudited Condensed Consolidated and Combined Financial Statements filed as Exhibit 99.3 to Shire’s Current Report on Form 8-K filed with the SEC on June 3, 2016. Refer to Note 4, Note 14 and Note 13 for information regarding collaboration agreements, indemnifications and legal contingencies, respectively.

New Accounting Standards

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employer Share-Based Compensation Accounting, which includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Key provisions of ASU 2016-09 include a requirement to record tax effects of share-based payments at settlement (or expiration) through the statement of income, which is to be adopted on a prospective basis, and to report tax-related cash flows resulting from share-based payments as operating activities on the statement of cash flows, which can be adopted on a prospective or retrospective basis. ASU 2016-09 will be effective for Baxalta beginning on January 1, 2017. Early adoption is permitted. Baxalta is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. ASU 2016-02 is to be applied using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. ASU 2016-02 will be effective for Baxalta beginning on January 1, 2019. Early adoption is permitted. Baxalta is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. In addition, the ASU requires a qualitative assessment of equity investments without readily determinable fair values when assessing impairment, the evaluation of a valuation allowance on a deferred tax asset related to available-for-sale securities and certain presentation and disclosures for financial instruments. ASU 2016-01 is applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, which will be January 1, 2018. Early adoption is not permitted. Baxalta is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which clarifies that inventory should be measured at the lower of cost or net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Baxalta adopted ASU No. 2015-11 beginning on January 1, 2016 on a prospective basis. The impact of this adoption was not material.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses. Baxalta adopted ASU No. 2015-05 beginning on January 1, 2016 on a prospective basis. The impact of this adoption was not material.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to when products are transferred to customers. In July 2015, the FASB voted to approve a one-year deferral on the original effective date of January 1, 2017; therefore ASU No. 2014-09 will be effective for Baxalta beginning on January 1, 2018. Early adoption is permitted as of the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Baxalta is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

The prospective adoption of new accounting during the three months ended March 31, 2016 did not have a significant impact on Baxalta’s results of operations as compared to the prior year period.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires Baxalta to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of Baxalta’s significant accounting policies is included in Note 2 to the consolidated and combined annual financial statements included as Exhibit 99.2 to the Form 8-K filed by Shire on June 3, 2016. Certain of Baxalta’s accounting policies are considered critical because these policies are the most important to the depiction of Baxalta’s financial statements and require significant, difficult or complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. Such policies are summarized in the “Description of Baxalta Incorporated—Management’s Discussion and Analysis” section contained in Shire’s Registration Statement on Form S-4, filed with the SEC on February 22, 2016, as amended. There have been no significant changes in Baxalta’s application of its critical accounting policies during the three months ended March 31, 2016.

PLAN OF DISTRIBUTION

We are registering 16,205,890 Shire ordinary shares issuable upon the exercise of Shire substitute awards issued in exchange for certain Baxalta Options, Baxalta RSUs and Baxalta PSUs pursuant to the Merger Agreement.

Pursuant to the terms of the applicable Shire options, the ordinary shares will be issued to those option holders who elect to exercise and provide payment of the exercise price. We do not know if or when the options will be exercised. We also do not know whether any of the ordinary shares acquired upon exercise of any options will subsequently be resold. We are not using an underwriter in connection with this offering.

LEGAL OPINION

The validity of the Shire ordinary shares offered hereby has been passed upon for Shire by Mourant Ozannes, Jersey, Channel Islands.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, of Shire plc and subsidiaries incorporated in this prospectus by reference from Shire plc’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of Shire plc and subsidiaries’ internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Shire Income Access Share Trust incorporated in this prospectus by reference from Shire plc’s Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Dyax Corp. included in Exhibit 99.3 of Shire plc’s Current Report on Form 8-K dated January 22, 2016, as amended on March 17, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Baxalta Incorporated included in Exhibit 99.2 of Shire plc’s Current Report on Form 8-K dated June 3, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Our website address is http://www.shire.com.

Additional prospectuses or prospectus supplements that we file with the SEC may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a later prospectus supplement. You should read this prospectus together with additional information described under the heading “Information Incorporated by Reference.”

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. The following documents previously filed with the SEC are incorporated by reference (other than information in such filings deemed, under SEC rules or otherwise, not to have been filed with the SEC):

(1)         Shire’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016;

(2)         Shire’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 4, 2016;

(3)         Shire’s Current Reports on Form 8-K filed on January 4, 2016, January 11, 2016, January 22, 2016, January 28, 2016, February 1, 2016, February 3, 2016, February 10, 2016, February 12, 2016, February 17, 2016, February 23, 2016, March 1, 2016, March 3, 2016, March 11, 2016, March 14, 2016, March 16, 2016, March 31, 2016, April 6, 2016, April 11, 2016, April 15, 2016, April 19, 2016, April 27, 2016, April 29, 2016, May 3, 2016, May 6, 2016, May 23, 2016, May 27, 2016, June 1, 2016, June 3, 2016, June 6, 2016, June 7, 2016, June 10, 2016, June 14, 2016 and June 15, 2016.

(4)         Shire’s amendment to a Current Report on Form 8-K/A filed on March 17, 2016;

(5)         the description of Shire ordinary shares contained in our Registration Statement on Form S-4 filed with the SEC on February 22, 2016, and any amendment or report filed for the purpose of updating such description; and

(6)         the description of Shire ADSs shares contained in our Registration Statement on Form F-6 filed with the SEC on May 4, 2016, and any amendment or report filed for the purpose of updating such description.

All future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) after the date of this prospectus and prior to the termination of the offering of the securities are incorporated by reference in this prospectus (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus will automatically update and supersede information contained in or previously incorporated by reference in this prospectus. Nothing included in this registration statement shall be deemed to incorporate information furnished but not filed with the  SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K or otherwise.

We will provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon the written or oral request of any such person, a copy of any or all of these filings (other than exhibits to such documents, unless that exhibit is specifically incorporated by reference to that filing). Requests should be directed to: Shire plc, Attention: Investor Relations, 5 Riverwalk, Citywest Business Campus, Dublin, Republic of Ireland, Telephone: +353 1 429 7700.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules. You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the applicable document.

In addition, in April 2015, the FASB issued a new standard that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued additional guidance which clarified that debt issuance costs related to line-of-credit arrangements can be presented in the balance sheet as an asset and amortized over the term of the line-of-credit arrangement. The recognition and measurement guidance for debt issuance costs were not affected by these amendments.

Shire adopted this guidance with retroactive application from January 1, 2016 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 4, 2016, incorporated by reference in this prospectus.

However, as the retroactive application of the standard to Shire’s annual consolidated financial statements appearing in Form 10-K for the year ended December 31, 2015, also incorporated by reference in this prospectus, was not considered material, Shire has not adjusted those annual consolidated financial statements to reflect the retroactive application of this standard. Had Shire retroactively adjusted those consolidated financial statements, debt issuance costs of approximately $5.4 million for the year ended December 31, 2014, previously classified within Prepaid expenses and other current assets, would have been netted against Short-term borrowings in the Consolidated Balance Sheet. The retroactive application of the new standard had no impact for the year ended December 31, 2015 as the debt issuance costs as of December 31, 2015 related to unutilized debt facilities and line-of-credit arrangements which continue to be classified as an asset under the new standard.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement.

Amount to be Paid
Securities and Exchange Commission filing fee	$—	(1)
Listing Fees	300,000	(2)
Legal fees and expenses	150,000	(2)
Accounting fees and expenses	10,000	(2)
Printing expenses	—
Total expenses	$460,000	(2)

(1)              Previously paid.

(2)              Estimate.

Shire will pay all of the above fees and expenses. All expenses are estimated.

Item 15. Indemnification of Directors and Officers.

Under Article 77(2) of the Companies (Jersey) Law 1991, as amended (the “ Jersey Companies Law”), directors and liquidators may not be indemnified by Shire against any liability which by law would otherwise attach to them as directors and liquidators under Jersey law except that they may be indemnified against: (i) any liabilities incurred in defending certain civil or criminal proceedings; (ii) any liability incurred otherwise than to Shire if they acted in good faith with a view to the best interests of Shire; (iii) any liability incurred in connection with a successful application by them to the Royal Court of Jersey for relief under Article 212 of the Jersey Companies Law; or (iv) any liability against which Shire normally maintains insurance for persons other than directors.

Pursuant to Paragraph 153 of the Articles of Association of Shire plc, subject to the Jersey Companies Law, Shire may indemnify a director of Shire or any of its subsidiaries against any liability and may purchase and maintain for any director of Shire or of any of its subsidiaries insurance against any such liability.

Shire maintains directors’ and officers’ liability insurance that, in general, insures: (i) Shire’s directors and officers against loss by reason of their wrongful acts and (ii) Shire against loss arising from its indemnification of directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Item 16. Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement.

Item 17. Undertakings.

(a)         The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                         To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by a registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                         Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Massachusetts, on June 17, 2016

Shire plc

By:	/s/ DR. FLEMMING ORNSKOV
Name:	Dr. Flemming Ornskov
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

	Name	Title	Date

Director and Chief Executive Officer
	/s/ DR. FLEMMING ORNSKOV	(Principal Executive Officer)	June 17, 2016
Dr. Flemming Ornskov

	*	Director and Chief Financial Officer	June 17, 2016
	Jeffrey Poulton	(Principal Financial and Accounting Officer)

	*	Chairman	June 17, 2016
Susan Kilsby

	*	Director	June 17, 2016
Dominic Blakemore

	*	Director	June 17, 2016
Olivier Bohuon

	*	Director	June 17, 2016
William Burns

	*	Director	June 17, 2016
Dr. Steven Gillis

	*	Director	June 17, 2016
Dr. David Ginsburg

	*	Director	June 17, 2016
Sara Mathew

	*	Director	June 17, 2016
Anne Minto

		Director	June 17, 2016
Gail D. Fosler

		Director	June 17, 2016
Albert P.L. Stroucken

*By:	/s/ DR. FLEMMING ORNSKOV	Attorney in Fact	June 17, 2016
Dr. Flemming Ornskov

EXHIBIT INDEX

Exhibit No.	Document Description

4.1*	Form of Memorandum of Association of Shire plc (incorporated by reference to Exhibit 99.02 to Shire’s Current Report on Form 8-K filed on October 1, 2008).

4.2*	Form of Article of Association of Shire plc (incorporated by reference to Exhibit 3.1 to Shire’s Current Report on Form 8-K filed on April 29, 2016).

4.3*	Governing Terms of the Substitute Awards.

5.1*	Opinion of Mourant Ozannes as to validity of the securities being registered.

23.1*	Consent of Deloitte LLP, independent registered public accounting firm to Shire plc.

23.2*	Consent of Deloitte LLP, independent registered public accounting firm to Shire plc.

23.3*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Dyax Corp.

23.4*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Baxalta Incorporated.

23.5*	Consent of Mourant Ozannes (included in the opinion filed as Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on the signature page to the initial registration statement filed on February 22, 2016, File No. 333-209648).

*                      Previously filed.